# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JVSPAC Acquisition Corp., CIK 0001866001
CUSIP: G5212E105
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 20 CECIL STREET #04-03, PLUS BUILDING, SINGAPORE, Singapore (U0), 049705
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001604488-24-000214
Filed by CIK 0001604488

## Reporting persons
- First Trust Capital Management L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- First Trust Capital Solutions L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FTCS Sub GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: JVSPAC Acquisition Corp.
Address of issuer's principal executive offices: 20 CECIL STREET #04-03, PLUS BUILDING, SINGAPORE, Singapore, 049705

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed jointly by First Trust Capital Management L.P. ("FTCM"), First Trust Capital Solutions L.P. ("FTCS") and FTCS Sub GP LLC ("Sub GP").

(1) FTCM, an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act of 1940, specifically First Trust Multi-Strategy Fund and First Trust Merger Arbitrage Fund, (ii) First Trust Alternative Opportunities Fund, an investment company registered under the Investment Company Act of 1940, and (iii) Highland Capital Management Institutional Fund II, LLC, a Delaware limited liability company (collectively, the "Client Accounts").

(2) FTCS, a Delaware limited partnership and control person of FTCM.

(3) Sub GP, a Delaware limited liability company and control person of FTCM.

Each of the persons identified herein is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto.
Address of principal business office or, if none, residence: The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including Ordinary Shares of JVSPAC Acquisition Corp. ("the Issuer")) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any shares of the Issuer's Ordinary Shares held in the Client Accounts. As of June 30, 2025 FTCM, FTCS and Sub GP collectively owned 0 shares of the outstanding Ordinary Shares of the Issuer.

FTCS and Sub GP may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the Ordinary Shares reported in this Schedule 13G/A. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any Ordinary Shares of the Issuer for their own accounts.
Percent of class: FTCM, FTCS and Sub GP: 0.00
Sole power to vote or to direct the vote: FTCM, FTCS and Sub GP: 0.00
Shared power to vote or to direct the vote: FTCM, FTCS and Sub GP: 0.00
Sole power to dispose or to direct the disposition: FTCM, FTCS and Sub GP: 0.00
Shared power to dispose or to direct the disposition: FTCM, FTCS and Sub GP: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Agreement

## Signatures
- First Trust Capital Management L.P.: /s/ Chad Eisenberg, Chad Eisenberg/Chief Operating Officer (07/08/2025)
- First Trust Capital Solutions L.P.: /s/ Chad Eisenberg, Chad Eisenberg/Chief Operating Officer (07/08/2025)
- FTCS Sub GP LLC: /s/ Chad Eisenberg, Chad Eisenberg/Chief Operating Officer (07/08/2025)